26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 13 May 2026 | 1Q26 Results Presentation Kyivstar Group Ltd. Strong Start: Diverse, Profitable Growth Revenue +26.6%, EBITDA +23.5% 2.6x Growth in Digital to 20.9% of Total (in USD terms)

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 2 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDA (after leases), Adjusted Net Profit, Equity Free Cash Flow (before leases and licenses), Equity Free Cash Flow (after leases and licenses), CAPEX excl. licenses and ROU, Total debt including leases, Net cash, excluding leases and Net debt, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s financial outlook for 2026, Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s annual report on Form 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 +26.6% USD revenue growth 3 DELIVERING ACROSS ALL KEY PRIORITIES Driving robust telecom (ARPU up, multiplay gains) and transformative digital growth Prioritizing cash flow conversion: EFCF * +31.9% YoY for 1Q26 to USD 87 mn Revising up 2026 guidance, reflecting strong execution and sustained momentum Delivering Strong Growth Fueling digital surge with Uklon and Tabletki acquisitions Growing profitably: Telco2 EBITDA margin * : 56.4%; Digital EBITDA margin * : 42.7% Transforming into a connectivity-anchored digital ecosystem Transforming Digital Services +257% 1 USD digital rev. growth Harnessing cross-selling opportunities to enhance multiplay penetration Expanding ecosystem synergies (healthcare, mobility, delivery) Growing B2B digital enterprise offerings (Big Data, AI, AdTech) Driving New Revenue Streams +31.6% Multiplay customer growth Expanding cooperation with Starlink to broadband resale; now over 5 mn D2C users Enhancing energy resilience with capacity in renewables Innovating with sovereign Ukrainian LLM and 5G trials Delivering on Strategic Priorities Technological Innovation +31.3% UAH revenue growth 20.9% 1 of total revenue 1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods (1Q25: USD 11.0 mn) have been reclassified accordingly. 2. Telecom & infrastructure Note: We use certain non-IFRS measures that are otherwise indicated with "*". Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 4 STRONG START TO THE YEAR WITH ROBUST 1Q FINANCIALS Revenue 323 +26.6% in USD +31.3% in UAH Telco & infra revenue 1 256 +8.3% in USD +12.2% in UAH Digital revenue 1 67 +257% in USD +270% in UAH EBITDA 173 +23.5% in USD; +28.5% in UAH Net profit 85 +93.2% in USD +99.1% in UAH Earnings per share $0.37 +76.2% in USD +78.4% in UAH Capex 67 1Q capex Intensity: 20.9% LTM capex Intensity: 29.9% Equity FCF2 * 87 +31.9% in USD; +36.7% in UAH 1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods (1Q25: USD 11.0 mn) have been reclassified accordingly. 2. Equity FCF after accounting for lease and license payments. All figures expressed in USD mn, except earnings per share. Comparisons are year on year. Digital 29 Cash position 353 Telco & Infra 144 42.7% margin56.4% margin

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 5 RESILIENT TELECOM BUSINESS: ARPU RISES, BROADBAND GAINS Subscribers (mn) Churn rate (annualized, %) 22.7 22.4 22.5 22.4 22.0 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 (4.9) (4.5) (3.6) (2.8)YoY, % ARPU (USD & UAH) 15.7 15.1 9.9 13.5 16.2 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 +4.3 (4.6) (6.3) (4.1) 3.4 3.5 3.7 3.8 3.8 141 146 153 161 166 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 +20.6 +14.0 +18.2 +40.9 +15.8 +13.0 +16.7 UAH USD +53.9 YoY, % YoY, p.p. 1.1 1.1 1.2 1.2 1.2 43.6% 43.5% 44.7% 48.1% 45.8% Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 +0.5 +0.1 +2.9 +4.2YoY, % (3.0) 0.5 +18.4 +14.1 +11.7 Broadband customers, mn (and % of fixed subs who also use Kyivstar TV)

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 6 POWERING REVENUE GROWTH WITH MULTIPLAY GAINS Multiplay vs mobile-only, ARPU (USD) YoY, % Multiplay customers growing (mn) Multiplay as % of total base 29.5 31.7 31.7 35.0 39.6 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 +9.1 +7.2 +6.9 +5.9 6.1 6.5 6.6 7.3 8.1 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Multiplay customers generate higher ARPUs, come with lower churn Multiplay customers continue to rise Multiplay is a key part of our Digital Operator strategy YoY, p.p. 4.8 5.0 5.3 5.2 5.3 3.4 3.5 3.7 3.8 3.8 Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 Multiplay ARPU Mobile ARPU 3.8x +40.7 +23.7 +24.8 +18.0 +31.6 +10.1

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 DIGITAL REVENUE 1 : 2.6X SURGE, CRITICAL GROWTH ENGINE 7 903 1,027 1,417 1,426 632 605 624 682 715 89 91 140 351 453 234 68 73 75 95 93 7.4% 14.6% 15.1% 18.9% 20.9% Q1'25 Q2'25 Q3'25 Q4'25 Q1'26 % of total revenue 2,545 2,921 789 1,672 1,866 UAH, mn +154.7% +215.8%+177.7% +270.3% Revenue growth, YoY EBITDA, UAH mn EBITDA margin 1,249 42.7% +52.8% 49.8% 393 5.1 3.4 4.9 6.3 Digital customers 2 (mn) 28.4 Uklon Kyivstar TV Helsi My Kyivstar 1. Revenue from enterprise identity and credential management services has been reported within the Digital Enterprise vertical from 1Q26 (USD 9.7 mn) onward. Prior periods (1Q25: USD 11.0 mn) have been reclassified accordingly. 2. Digital customers referring to active users for the reporting quarter. Prior periods come with adjustments to reflect refinements in data collection and reporting, including a switch to 3-month-active metrics to improve comparability between periods and services. Tabletki 8.7 Helsi Tabletki Kyivstar TV Digital Enterprise Uklon Total

KYIVSTAR

UKLON: EVOLVING INTO A ONE-STOP MOBILITY PLATFORM

- Leading ride-hailing platform in Ukraine
- Scaling operations & footprint in Uzbekistan
- Expanded ecosystem now includes bus ticket sales

Digital customers
5.1 mn
N/A

Rides booked
43.7 mn
N/A

Deliveries completed
1.5 mn
N/A


09:44
mediators
Google
You have a promo
Kyrylo-Mefodiivska Street (Kyiv), 5/14
Where to go?
South Railway Station
(Heorhiia Kirpy Street, 4)
Delivery
Carhelp
BETA
Driver
Intercity
Donate
What's new

1Q26

Total revenue
32.9 mn USD
1,426 mn UAH

EBITDA
12.4 mn USD
539 mn UAH

8

DIGITAL ENTERPRISE: BIG DATA, CLOUD DRIVE GROWTH

KYIVSTAR

1Q26

Total revenue

16.5 mn USD

715 mn UAH

Growth (USD)

+9.1% YoY

Digital Enterprise revenue

(UAH, mn)



632
606
623
681
715
7
7
7
9
10
61
67
75
76
93
105
123
141
165
192
459
409
400
431
420
Other
Cloud
Big Data
ID Management
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26

Active contracts

('000)



+31% YoY
1.7
1.8
2.0
2.1
2.2
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26

KYIVSTAR BUSINESS BIG DATA

In-house solutions, consulting
+
Resale of partner products

KYIVSTAR BUSINESS CLOUD SERVICE

B2B clients provided with cloud services

613

ADWISOR

Registered clients

4,000+

9

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 10 KYIVSTAR TV: GROWTH SPURRED BY ORIGINAL CONTENT Largest media streaming service in Ukraine 3.4 mn Digital customers 931 mn Number of sessions +11.7% YoY +10.7% QoQ 10.5 mn USD 453 mn UAH Total revenue1 +390% YoY +409% YoY 1. Gross (versus net) revenue recognition effective September 2025 onward. 1Q26

HELSI: SCALING ITS PAYING CUSTOMER BASE

KYIVSTAR

helsi The largest digital healthcare platform in Ukraine

1Q26

Digital customers	Total revenue
4.9 mn (+2.7% QoQ)	2.1 mn USD (+31.5% YoY) 93 mn UAH (+36.5% YoY)

Active doctors and specialists	Active healthcare institutions	Appointments made by patients	Paying customers
40k+	1.7k+	2.4 mn	87k+
+5.1% YoY	+7.7% YoY	(7.7%) YoY	N/A


10:30
Welcome to Helsi Plan,
Taras!
Search for doctors, clinics and medicine online
Petropavlivska Borshchahivka
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Promo
Login to view appointments, prescriptions or referrals
Relevant
Health digest

11

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 12 TABLETKI: LEADING ONLINE MARKETPLACE FOR HEALTHCARE 1. 1Q26 metrics reflect results for February and March 2026 only after its consolidation effective February 2026. 5.3 mn USD 234 mn UAH Total revenue 4.5 mn USD 196 mn UAH EBITDA 1Q26 1 Leading marketplace for online booking of medicine and other healthcare products Consolidated effective February 2026 6.3 mn Digital customers 258 mn USD Gross merchandise value N/A 30.6 mn Total orders N/A N/A

GROWTH STRATEGY AND PRIORITIES

KYIVSTAR

Telecom Business	Digital
Sustain mobile market leadership	Leverage our loyal customer base to develop and launch digital products
Maintain paying subscriber base and grow share of multiplay customers	Grow digital offerings organically and through adjacent acquisitions while focusing on increasing multiplay penetration
Consistent ARPU growth through value-driven and technological enhancements (e.g. Direct to Cell)	Target significant organic growth in digital revenue, complemented by acquisitions
Fixed broadband market share growth via organic expansion and acquisitions	Serve as a key player in restoring and developing Ukraine's digital ecosystem

13

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 DELIVERING TO OUR GROWTH STRATEGY AND PRIORITIES Increased ownership in Helsi from 69.99% to 97.99% Announced acquisition of 97% stake in Uklon Launched Starlink Direct to Cell Satellite Connectivity in Ukraine November March May November Announced acquisition of Tabletki.ua to further expand digital healthcare offering February Acquired valuable new spectrum in an auction to support mobile network capacity and coverage Announced acquisition of SUNVIN 11, owner of an operational solar plant with 12.9 MW capacity December 14 2024 2025 2026 Announced acquisition of Shtorm to expand fixed broadband market share May Announced Starlink reseller agreement to provide high- speed internet services to Ukrainian businesses and public institutions

STRONG REVENUE, EBITDA GROWTH; DISCIPLINED CASH CONVERSION

Revenue (UAH, bn)



USD mn
255
284
297
321
323
+31.3%
10.6
11.8
12.3
13.5
14.0
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26

CAPEX (excl. license and RoU)
1Q26: USD 67 mn / UAH 2.9 bn (capex intensity: 20.9%)
LTM: USD 367 mn / UAH 15.4 bn (capex intensity: 29.9%)

EBITDA (UAH, bn)



140
165
171
172
173
+28.5%
5.8
6.9
7.1
7.2
7.5
Q1'25
Q2'25
Q3'25
Q4'25
Q1'26

Equity FCF[1]
1Q26: USD 87 mn / UAH 3.8 bn
LTM: USD 215 mn / UAH 9.0 bn

1. Equity FCF after accounting for lease and license payments.

15

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 16 STRONG CASH FLOWS DRIVE A RESILIENT BALANCE SHEET QoQ movement reflects funding of acquisitions (Tabletki, Sunvin and Shtorm) partially offset by cash flow generated in 1Q26 USD mn UAH mn Mar 31, 2026 Dec 31, 2025 Mar 31, 2026 Dec 31, 2025 Cash and cash equivalents and deposits 353 456 15,463 19,319 Gross debt, of which 487 478 21,318 20,259 Bonds and loans – principal 94 104 4,098 4,407 Lease liabilities – principal 393 374 17,219 15,852 Net debt (134) (22) (5,855) (940) Net cash excluding leases 259 352 11,364 14,912

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 RAISING 2026 OUTLOOK 1. The outlook is subject to risks and uncertainties including, but not limited to, those discussed herein. Actual outcomes may differ materially from current expectations and current expectations should not be construed as a guarantee of future performance and are provided for informational purposes only. The Group’s outlook includes IFRS and non-IFRS financial measures, where reconciliation is impossible without unreasonable effort due to the inherent difficulty in forecasting certain items that are dependent on future events and circumstances beyond the Group’s control. Such items may be material. 2. U.S. dollar expectations assume an average 2026 exchange rate of UAH 44.5 per U.S. dollar. 17 Total revenue, YoY (revised) 11% – 14% 18% – 21% Previous outlook 8% – 11% 15% – 18% EBITDA, YoY (revised) 7% – 10% 14% – 17% Previous outlook 5% – 8% 12% – 15% Capex intensity (revised) 21% – 24% Previous outlook 23% – 26% Revised FY 2026 Outlook 1 UAHUSD 2

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 VALUATION AND OWNERSHIP 1. Closing price as of May 11, 2026; 2. Multiple based on 1Q26 LTM EBITDA of USD 682 mn Cohen Circle and affiliates Public shareholders Market capitalization USD 3,214 mn Net debt (Mar 31, 2026) USD 134 mn Enterprise value (post-IFRS) USD 3,348 mn EV/1Q26 LTM EBITDA 2 4.9x Equity metrics Share price1 13.92 18 USD Ownership structure 83.6% 15.6% 0.8% VEON 7.5 mn 30-day average daily trading volume USD Valuation

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 19 Appendix

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 RECONCILIATION OF FINANCIAL METRICS (1/4) 20 Profit for the period to EBITDA reconciliation (USD mn) 1Q26 1Q25 Profit for the period 85 44 Income taxes 19 14 Amortization 20 13 Depreciation 23 18 Depreciation of right of use asset (A) 15 13 Impairment 2 2 Foreign exchange (gain) / loss, net (6) 21 Other non-operating loss 1 1 Finance income (4) (7) Finance costs 2 7 Financial expense from lease liability (B) 16 14 EBITDA (C) 173 140 EBITDAaL [C-(A+B)] 142 113

RECONCILIATION OF FINANCIAL METRICS (2/4)

Uklon Profit for the period to EBITDA reconciliation (USD mn)	1Q26	1Q25
Profit for the period	10	n.a.
Income taxes	1	n.a.
Amortization	2	n.a.
Depreciation	-	n.a.
Net foreign exchange gain	(0.2)	n.a.
Finance income	(0.3)	n.a.
Finance costs	-	n.a.
EBITDA	12	n.a.

Tabletki Profit for the period to EBITDA reconciliation (USD mn)	1Q26	1Q25
Profit for the period	4.4	n.a.
Income taxes	0.04	n.a.
Amortization	0.03	n.a.
Depreciation	-	n.a.
Net foreign exchange gain	-	n.a.
Finance income	0.04	n.a.
EBITDA	4.5	n.a.

21

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 RECONCILIATION OF FINANCIAL METRICS (3/4) 22 CAPEX reconciliation (USD mn) 1Q26 1Q25 Capex (excl. license and RoU) 67 51 Difference in timing b/w accrual and payment for capex (3) 3 Cash capex (excluding license payments) 64 54 Cash flow statement to EFCF reconciliation (USD mn) 1Q26 1Q25 YoY Change Net cash flow from operating activities 161 128 33 Proceeds from sales of non-current assets 1 - 1 Cash capex (excluding license payments) (64) (54) (10) Equity free cash flow (before leases and licenses) 97 74 23 Lease liabilities - principal (10) (8) (2) Licenses payments - - - Equity free cash flow (after leases and licenses) 87 66 21

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 DEFINITIONS 23 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile customer. We generally calculate ARPU by dividing our mobile telecommunication and digital service revenue generated by our own subscribers during the relevant period by the average number of our mobile customers during the period and the number of months in that period. Telecommunication revenue includes all mobile connectivity-related revenue, exclusive of revenue from device sales, while digital revenue is limited to revenue from mobile and web digital platforms. Capital expenditures (capex) is a non-IFRS financial measure and is defined as capex excluding licenses and ROU as purchases of property, plant and equipment and intangible assets, after deducting additions in licenses and right-of-use assets. Capex intensity is a ratio that is calculated as last-twelve-month (LTM) capex excluding licenses and ROU divided by LTM total revenue. Digital customers includes gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity or by the Group and includes users who are active in more than one application. Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions such as credential management services as well as digital offerings in health. Digital EBITDA represents the portion of EBITDA generated from Kyivstar Group Ltd’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA in the final prospectus filed by Kyivstar with the SEC on January 30, 2026 as may be amended or supplemented from time to time. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDAaL is calculated as EBITDA (as defined above) after lease expense. Equity free cash flow (before leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities. Equity free cash flow (after leases and licenses) is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100 MB threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, long-term and short-term deposits. Kyivstar believes that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short- term debt, or any other measure of the Group’s financial position. Revenue from telecommunications services and from infrastructure (“telecom and infrastructure revenue” or “Telecom and infra revenue”) is revenue generated by Kyivstar Group Ltd from providing telecommunication services and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services primarily relate to energy and passive infrastructure assets, including solar energy solutions owned by KGL, with electricity supplied to the national energy grid in accordance with applicable market and regulatory frameworks. EBITDA from telecommunications services and from infrastructure (“Telecom and infrastructure EBITDA” or “Telecom and infra EBITDA”) represents the portion of EBITDA generated by Kyivstar Group Ltd from providing telecommunications and infrastructure operations. Telecom/Infra EBITDA is calculated by applying the definition of EBITDA to the results of these telecom and infrastructure activities.

26CF7F EC2BF72C2C2C text 874BA1 FFC836 numbers F41C3A F7AB08 CE9F11 E5E5E5 F7F7F7 2638902AC2B5 FFFFFF D9D9D9 fill FFFFFF 90% opacity 592C70 0F1F59177769 994AA5 6D307A main pallete 00061A AA6ACC 5C73C667E8D9C382D1 D4ABEF 9BB0EABDFFF5F1D7F7 21E8CF 2949C1EC2BF7 24 ir@kyivstargroup.com